VIA EDGAR

October 14, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Kathleen Collins

Re:	SAIC, Inc. (Company)
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed March 30, 2009 (Form 10-K)
Form 10-Q for the Fiscal Quarter Ended July 31, 2009
Filed September 3, 2009 (Form 10-Q)
File No. 001-33072

Ladies and Gentlemen:

On behalf of SAIC, Inc., this letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission set forth in the letter dated September 8, 2009 relating to the above-referenced Form 10-K and Form 10-Q. These comments were received in response to our letters to the Staff dated August 14, 2009 and July 8, 2009 that responded to the Staff’s prior comments in letters to the Company dated August 5, 2009 and June 8, 2009, respectively.

Set forth in italicized print below are the Staff’s comments, as set forth in the letter dated September 8, 2009, followed by our responses.

Form 10-K for the Fiscal Year Ended January 31, 2009

Notes to Condensed Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-7

1.	We note your response to prior comment 2 where you indicate “the majority” of your U.S. federal government contracts are accounted for under SOP 81-1. You further state that for those circumstances where it is not appropriate to apply SOP 81-1 because the contractual arrangement is “strictly service oriented,” you apply the provisions of SAB 104 and that

U.S. Securities and Exchange Commission

October 14, 2009

“many times” you determine that contractual arrangements with the U.S. federal government are strictly service oriented and are therefore, accounted for under SAB 104. Please describe further the types of government contracts that are accounted for under SOP 81-1 versus those that accounted for under SAB 104 and tell us how you distinguish those contracts that are “strictly service oriented” from those that fall within the scope of SOP 81-1. In this regard, for contracts that include a significant amount of services (i.e. systems integration, engineering, technical services, etc.) and are accounted for under SOP 81-1, explain further how they meet the scope requirements of SOP 81-1. Also, tell us the amount of revenues recognized pursuant to SOP 81-1 and the amount recognized pursuant to SAB 104 for each of the last three fiscal years.

Response:

We recognize revenue and account for our contracts with the U.S. government under SOP 81-1 based on the provisions of the AICPA Accounting and Audit Guide, Federal Government Contractors, except for those contracts that we determine fall outside the scope of SOP 81-1. Specifically and consistent with footnote 1 of SOP 81-1, we account for certain of our contracts under SAB 104 if they meet the definition of a service transaction as provided for in the FASB’s October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions.

As described more fully in the Business section of our Form 10-K, we are a provider of scientific, engineering, systems integration and technical services and solutions to all branches of the U.S. military, agencies of the U.S. Department of Defense, the intelligence community, the U.S. Department of Homeland Security and other U.S. government civil agencies, and other customers. Our Government Segment provides a wide array of engineering and similar technical services and solutions to the U.S. government.

As described in our letter to you dated July 8, 2009, this activity with the U.S. government is included within the scope of the AICPA Accounting and Audit Guide, Federal Government Contractors, which references SOP 81-1 as applicable accounting guidance for federal government contractors. However, these contracts with the U.S. government, which represent the substantial majority of our approximately 10,000 active contracts, are also within the scope of SOP 81-1 because these technical services and solutions that we provide to the U.S. government are (1) services provided by engineers or similarly skilled scientists or technical professionals or (2) services associated with complex equipment, systems, or solutions. In that regard, paragraph 13 of SOP 81-1 states, in part, that the contracts covered by SOP 81-1 include:

•	Contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts.

•	Contracts for services performed by architects, engineers, or architectural or engineering design firms.

U.S. Securities and Exchange Commission

October 14, 2009

As we stated in our July 8 letter, we evaluate each contract, regardless of customer, to determine the appropriate method of revenue recognition. We recognize revenue for the substantial majority of our contracts with the U.S. government under SOP 81-1 for the reasons stated above. However, certain of our contracts fall outside the scope of SOP 81-1 because they are service transactions. In this regard, Footnote 1 to the scope paragraph of SOP 81-1 states the following:

This statement is not intended to apply to “service transactions” as defined in the FASB’s October 23, 1978 Invitation to Comment, “Accounting for Certain Service Transactions”. However, it applies to separate contracts to provide services essential to the construction or production of tangible property, such as design, engineering, procurement, and construction management.

Paragraph 7 of the FASB’s October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions (the “1978 Invitation to Comment”) states [emphasis added]:

. . . a service transaction is a transaction between a seller and a purchaser in which, for a mutually agreed price, the seller performs, agrees to perform at a later date, or agrees to maintain readiness to perform an act or acts, including permitting others to use enterprise resources that do not alone produce a tangible commodity or product as the principal intended result . . . .

More specifically, we evaluate the nature of the work required by the contract, and how the pricing arrangement is structured, to determine whether the contract should be accounted for outside the scope of SOP 81-1 because the arrangement represents a service transaction as defined in the 1978 Invitation to Comment. In determining which of our contracts should be considered service transactions, we consider the scope discussions of SOP 81-1 and the 1978 Invitation to Comment, as well as other relevant revenue recognition literature. We believe it is necessary to consider many sources of revenue recognition guidance in this evaluation because the 1978 Invitation to Comment was never fully deliberated or issued in final form. Our analysis of all of this literature has caused us to conclude that our contracts to provide services for which we agree to perform an act or acts (i.e., those that contain a service level agreement or similar performance factors that must be met or maintained in providing our service) for a “mutually agreed price” should be considered service transactions and accounted for under SAB 104. The pricing structure of these types of contracts is fixed price for a specified period of time or fixed price per transaction processed. We believe these contracts meet the definition of a service transaction in the 1978 Invitation to Comment because they represent an arrangement to “perform an act or acts” for a “mutually agreed price”.

Based on this interpretation, our contracts with the U.S. government that we consider to be service transactions are primarily in our logistics services area where we are responsible for delivering equipment, parts, supplies, and other items to various branches of the U.S. military around the world to enhance the readiness and operational capability of U.S. military personnel

U.S. Securities and Exchange Commission

October 14, 2009

and weapon and system support. We recognize revenue under these arrangements as each item is delivered. The remainder of our contracts that we determine are service transactions are primarily comprised of maintenance contracts for products we developed, and other fixed price per period maintenance and IT outsourcing arrangements where we recognize revenue over the service period.

We contrast that with our other contracts that are flexibly priced, such as Time and Materials or Cost Reimbursable contracts where we do not believe we have a “mutually agreed price” because the amount to be paid under the arrangement is determined based on the amount of effort required, that is the number of hours or the costs incurred. Additionally, under these flexibly priced contracts we do not believe we have agreed to perform a defined act or acts because these arrangements are performed on a “best efforts” basis where we are not responsible for the ultimate outcome of these efforts. Therefore, these “flexibly priced” contracts performed on a “best efforts” basis do not represent service transactions that are arrangements to perform “defined act or acts” for a “mutually agreed price” as defined in the 1978 Invitation to Comment. Accordingly, we account for such contracts under SOP 81-1.

In response to your request for us to provide the amount of revenue recognized pursuant to each of SOP 81-1 and SAB 104 for the last three fiscal years, we do not systematically accumulate revenue information for those contracts we account for pursuant to SOP 81-1 separately from those we account for pursuant to SAB 104. We estimate that the revenue associated with U.S. government contracts that we account for pursuant to SAB 104 because they are service transactions comprises approximately 5% of our total revenue for the fiscal year ended January 31, 2009. We further estimate that the majority of these service transactions represent logistics contracts under which we recognize revenue as transactions are executed.

Form 10-Q for the Quarter Ended July 31, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 31

2.	In response to our prior comment 6 in your letter dated July 8, 2009, the Company provided the following disclosures as part of your explanation regarding the use of non-GAAP financial measures:

“We view the year-over-year growth of the acquired business to be part of our internal revenue growth and not acquired growth because we integrate acquired businesses into our existing businesses. Integration permits our current management to leverage business development capabilities, drive internal resource collaboration, utilize access to markets and qualifications, and refine strategies to realize synergies benefiting both acquired and existing business units. Thus, acquired businesses become part of our business and their growth reflects the decisions of current management. We believe the performance of the enterprise post-acquisition, not necessarily the acquired company itself, is the important indicator.”

U.S. Securities and Exchange Commission

October 14, 2009

You also indicated that cash incentive bonuses for SAIC executives and the broader employee population are specifically not based on achieving total revenue growth targets as this compensation methodology is intended to reward the successful integration and growth of acquired business but not to reward making the acquisitions themselves.

Please revise your future filings to include these disclosures as they more clearly explain the reasons for your use of non-GAAP disclosures pursuant to Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: In future filings, we will revise our disclosures to more clearly explain the reasons for our use of non-GAAP disclosures.

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If you have any questions or further comments relating to financial statements and related matters, please contact the undersigned at (858) 826-6421. For all other matters, please contact Douglas E. Scott, Executive Vice President and General Counsel, at (858) 826-7325.

Sincerely,

/s/ JOHN R. HARTLEY
John R. Hartley
Senior Vice President and Controller

cc:	Harry M. Jansen Kraemer, Jr., Chair SAIC Audit Committee
Mark W. Sopp, Executive Vice President and Chief Financial Officer
Douglas E. Scott, Executive Vice President and General Counsel
Bruce K. Dallas, Davis Polk & Wardwell LLP
Christopher F. Allen, Deloitte & Touche LLP